
SEC MAIL PROCESSING
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JUN 0 8 2007
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SEC 07007722 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 49875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CN MARK BUCJAK DBA Buciak, Mark Stephen MB Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Secret Lake RD.
(No. and Street)

AVON, CT. 06001
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BUCJAK 860-675-7723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARL R. OLANDT
(Name – *if individual, state last, first, middle name*)

46 Blake RD. New Britain CT. 06053
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MARK BUCZAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK S. BUCZAK DBA MB Financial Services, as of JANUARY 23, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public Gilda L-Farina
Comm. exp. 12-31-08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL R. OLANDT, LLC

IRS & CT REGISTERED TAX PROFESSIONAL
IRS # 06-1574702 & 18464R-1200
CT #6499297-000

46 BLAKE ROAD
NEW BRITAIN, CT. 06053

TEL# (860) 223-5715
FAX #(860) 223-5552

INDEPENDENT AUDITOR'S REPORT
For Calendar Year 2006
January 23, 2007

Mark Buciak
D/B/S MB Financial Services
Avon, Connecticut 06001

I have audited the accompanying state of financial condition of Mark Buciak, D/B/A MB Financial Services (a sole proprietorship) as of December 31, 2006, and the related statements of income, changes in sole-proprietor's capital, comprehensive income and cash flows for the year ended 2006 which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the sole-proprietor. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards here in the United States of America. I am required to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The audit includes examining the business records to show that the financial statements are true and accurate. The audit also includes assessing the accounting principles used besides evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to present an honest and accurate financial position of Mark Buciak, D/B/A MB Financial Services at December 31, 2006. They accurately reflect the operations and cash flow for the year 2006 and are in conformity with generally accepted accounting principles of the United State of America. In regards to MB Financial Services and my audit for 2006 I found no material differences between my audit and the computation of net capital reported by MB Financial Services previously on their focus report part IIA17a-5(a).

Page 2 Attachment to Independent Auditor's Report

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. *Schedule 1 is presented strictly for additional analysis and* Is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.

Carl R. Alandt

END